UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of April, 2009.
Comission File Number 001-32535
Bancolombia S.A.
(Translation of registrant’s name into English)
Cra. 48 # 26-85
Medellín, Colombia
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  _____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(2):  _____
Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐ No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-  _____  ..

BANCOLOMBIA S.A. ANNOUNCES BOARD OF DIRECTORS’ DECISION
Medellin, Colombia, April 21, 2009
The Board of Directors of Bancolombia S.A. (“Bancolombia”) authorized Mr. Guillermo Alberto Duque Lourido, spouse of Olga Botero Pelaez, Vice President of Technology of Bancolombia, to purchase shares of Bancolombia for up to Ps 100 million (approximately USD $42,081)*.
Bancolombia and Mr. Guillermo Alberto Duque Lourido will follow the authorization procedures for the acquisition and disposal of shares of Bancolombia by its officers and directors, which can be viewed on Bancolombia’s Investor Relations website at www.grupobancolombia.com.co, in the Corporate Governance section.

*	Representative Market Rate: April 21, 2009 Ps. 2,376.38 = US$ 1

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCOLOMBIA S.A. (Registrant)
Date: April 21, 2009	By:	/s/ JAIME ALBERTO VELÁSQUEZ B.
		Name:	Jaime Alberto Velásquez B.
		Title:	Vice President of Finance